FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2010

Commission File Number: 001-33290

JA Solar Holdings Co., Ltd.

36 Jiang Chang San Road,
 Zhabei, Shanghai, China 200436
The People’s Republic of China

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ✓  Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
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If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.
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This Form 6-K consists of:

A press release regarding the signing of a financial partnership agreement between JA Solar Holding Co., Ltd. (the “Registrant”) and Shanghai branch of China Development Bank for up to RMB 30 billion of financing and credit facility, made by the Registrant in English on September 10, 2010.

JA Solar Announces Financial Partnership Agreement with
China Development Bank for up to RMB 30 Billion of Financing
and Credit Facility

Shanghai, Sept. 10, 2010 -- JA Solar Holdings Co., Ltd., (Nasdaq: JASO), one of the world’s largest manufacturers of high-performance solar cells and solar power products, today announced that it has signed a Financial Partnership Agreement with the Shanghai branch of China Development Bank (“CDB”), a government policy bank solely owned by China's central government.

Under the terms of the agreement, China Development Bank will provide up to RMB 30 Billion of credit facilities and financing to JA Solar to support JA Solar’s long-term growth and corporate development plans. Detailed terms of the various credit facilities will be subject to the internal procedures to be conducted by CDB in accordance with its risk management and operational regulations, subject to individual credit and lending agreements.

The Financial Partnership Agreement between JA Solar and China Development Bank provides a broad framework in which China Development Bank and JA Solar will collaborate for mutual opportunities to facilitate JA Solar’s strategic growth plans. As a strategic partner, CDB will provide financial support for JA Solar’s capital needs for future projects and long-term development plan.  Collaboration opportunities include mutually beneficial arrangements for project financing and financial services.

China Development Bank also agrees to actively support JA Solar in the investment in and financing of its business development and growth plans. The parties will meet on a regular basis to identify additional opportunities for strategic cooperation. They have also agreed to work closely to improve JA Solar’s global competitiveness, and collaborate to create an international financing platform to support JA Solar’s growth and capital needs.

“We are very pleased to have entered into this agreement, which demonstrates CDB’s confidence in, and support of JA Solar,”, said Dr. Peng Fang, CEO of JA Solar.  “Through this strategic partnership with CDB, JA Solar will be able to pursue certain business opportunities and future growth plans with the backing of a very strong financial partner,” he said.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products. The company sells its products to solar manufacturers worldwide, who assemble and integrate solar cells into modules and systems that convert sunlight into electricity for residential, commercial, and utility-scale power generation. For more information, please visit http://www.jasolar.com.

Contact:
Alexis Pascal/Deborah Stapleton
Stapleton Communications
alexis@stapleton.com/deb@stapleton.com
1.650.470.0200

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

By	/s/ Peng Fang
Name:	Peng Fang
Title:	Chief Executive Officer

Date: September 13, 2010